FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Annual General Shareholders’ Meeting of Telefónica- Resolutions	1

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIÉS
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:
SIGNIFICANT EVENT
The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, May 18, 2011, with the attendance of 67,103 shareholders, present or represented, holding 2,366,749,861 shares, representing 51.857% of the share capital of the Company, has approved by a large majority of votes all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.
The full text of these resolutions is attached to this report.
Madrid, May 18th, 2011

Telefónica, S.A.
PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS MEETING
Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2010.
A)
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements —Consolidated Annual Accounts— (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for Fiscal Year 2010 (ended on December 31, 2010), as finalized by the Company’s Board of Directors at its meeting of February 23, 2011, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such Fiscal Year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2010 discloses assets, liabilities and shareholders’ equity in the amount of 93,117 million euros each, and the Income Statement as of the end of the Fiscal Year shows a profit of 4,130 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2010 reflects assets, liabilities and shareholders’ equity in the amount of 129,775 million euros each, and the Income Statement as of the end of the Fiscal Year reports a profit of 10,167 million euros.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	1 of 38

Telefónica, S.A.
B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for Fiscal Year 2010:
To allocate the profits posted by Telefónica, S.A. in Fiscal Year 2010, in the amount of 4,130,219,259.19 euros, as follows:
•	2,938,011,020.75 euros to payment of an interim dividend (fixed gross amount of 0.65 euro per share entitled to receive it). Such dividend was paid in full on May 11, 2010.
•	1,690,464.00 euros to funding a restricted reserve for Goodwill.
•	The balance of profits (1,190,517,774.44 euros) to a Discretionary Reserve.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	2 of 38

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Compensation of shareholders: Distribution of dividends to be charged to Unrestricted Reserves.
To approve a distribution of Unrestricted Reserves by means of payment to each of the existing and outstanding shares of the Company that are entitled to participate in such distribution on the payment date, of the fixed gross amount of 0.77 euro per share, to be charged to the aforementioned Unrestricted Reserves.
Payment will be made on November 7, 2011, through the Entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Securities Registration, Clearing and Settlement Systems Management Company) (IBERCLEAR).
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	3 of 38

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Amendment of the By-Laws.
III.1	Amendment of Articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the By-Laws for adjustment thereof to the latest legislative developments.
It is resolved to amend the aforementioned by-law provisions, which shall henceforth read as follows:
New text of Article 1 of the By-Laws:
“Article 1. Corporate name
The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act (Ley de Sociedades de Capital) and other legal provisions applicable thereto.”
New text of paragraph 2 of Article 6 of the By-Laws:
“2. Modifications to features of shares represented in book-entry form, once formalized in accordance with the provisions of the Companies Act (Ley de Sociedades de Capital) and the Securities Market Act (Ley del Mercado de Valores), shall be published in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil) and in one of the newspapers of wider circulation in Madrid.”
New text of Article 7 of the By-Laws:
“Article 7. Pending disbursements
1. Pending disbursements shall be paid within the period that is established, within legal limits, by the Board of Directors.
2. In the case of arrears in the payment of pending disbursements, the delinquent shareholder shall be subject to the effects provided for under Law. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	4 of 38

Telefónica, S.A.
New text of Article 14 of the By-Laws:
“Article 14. Powers of the Shareholders Acting at a General Shareholders’ Meeting
The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by Law or these By-Laws and, in particular, regarding the following:
1) Appointment and removal of Directors.
2) Appointment and removal of Auditors and liquidators.
3) Commencement of claims for liability against Directors, liquidators or Auditors.
4) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
5) Increase and reduction of share capital.
6) Issuance of debentures.
7) Amendment of the By-Laws.
8) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
9) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.
10) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
11) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
12) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
13) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	5 of 38

Telefónica, S.A.
New text of paragraph 1 of Article 16 of the By-Laws:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.”
New text of paragraph 4 of Article 17 of the By-Laws:
“4. Proxy representation must be granted in writing (in paper or electronic form) and specifically for each Meeting.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.
Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act.”
New text of paragraph 4 of Article 18 of the By-Laws:
“4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger, split-off, overall assignment of assets and liabilities and relocation of the Company’s registered address abroad, the information required by Law in connection with such cases shall be made available.”
New text of Article 31 bis of the By-Laws:
“Article 31 bis. Audit and Control Committee
1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of a minimum of three Directors and a maximum of five, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least one of them shall be an independent Director, who shall be appointed taking into account his knowledge and experience in accounting, auditing or both.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	6 of 38

Telefónica, S.A.
2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.
3. The Audit and Control Committee shall have the following powers, at a minimum:
(i) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein by the shareholders in connection with the matters for which the Committee is responsible.
(ii) To propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section 264 of the Companies Act, as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment.
(iii) To supervise the effectiveness of the Company’s internal control system, the internal audit and the risk management systems as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.
(iv) To supervise the process of preparation and submission of regulated financial information.
(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto, pursuant to Law 19/1988, of July 12, on Auditing of Financial Statements.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	7 of 38

Telefónica, S.A.
(vi) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph V above.
(vii) Any other powers granted under the Regulations of the Board of Directors.”
New text of Article 36 of the By-Laws:
“Article 36. Grounds for dissolution
The Company shall be dissolved upon any of the grounds set forth in the Companies Act.”
III.2	Addition of a new paragraph 5 to Article 16 of the By-Laws.
It is resolved to add a new paragraph 5 to Article 16 of the By-Laws, with the following text:
“5. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”
III.3	Addition of a new Article 26 bis to the By-Laws.
It is resolved to add a new Article 26 bis to the By-Laws, with the following text:
“Article 26 bis. Director conflict of interest
1.- The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	8 of 38

Telefónica, S.A.
Directors shall also provide notice, both regarding themselves and persons related thereto, of (a) direct or indirect interests held by them, and (b) positions they hold or duties they perform at any company effectively in competition with the Company.
The conflict of interest situations set forth in the preceding paragraphs shall be included in the annual report.
2.- Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company, except with the express authorization of the Company by means of a resolution of the shareholders at a General Shareholders’ Meeting, for which purpose they shall provide the notice set forth in paragraph 1 of this article.
For the purposes of this paragraph and the previous one, the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. maintains a strategic alliance. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.”
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	9 of 38

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Amendment of the Regulations for the General Shareholders’ Meeting.
IV.1	Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting for adjustment to the latest legislative developments.
It is resolved to amend the aforementioned articles of the Regulations, which shall henceforth read as follows:
New text of Article 5 of the Regulations for the General Shareholders’ Meeting:
“Article 5. Powers of the of the shareholders at the General Shareholders’ Meeting
The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat, and, in general, on all matters which fall within the scope of powers assigned by Law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the Law and the By-Laws. In particular, the shareholders shall decide the following matters:
a) Appointment and removal of Directors.
b) Appointment and removal of auditors and liquidators.
c) Commencement of claims for liability against the Directors, liquidators or Auditors
d) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
e) Increase and reduction of share capital.
f) Issuance of debentures.
g) Amendment of the By-Laws.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	10 of 38

Telefónica, S.A.
h) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
i) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.
j) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
k) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
l) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
m) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”
New text of section 1 of Article 8 of the Regulations for the General Shareholders’ Meeting:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.
The call to the General Shareholders’ Meeting shall also be reported to the National Securities Market Commission and to such Market Supervisory Authorities as may be appropriate.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	11 of 38

Telefónica, S.A.
New text of Article 11 of the Regulations for the General Shareholders’ Meeting:
“Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders
1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.”
New text of paragraph 1 of Article 13 of the Regulations for the General Shareholders’ Meeting:
“1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	12 of 38

Telefónica, S.A.
The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 514 of the Companies Law for conflict of interest situations.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	13 of 38

Telefónica, S.A.
IV.2	Amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting.
It is resolved to amend paragraph 1 of Article 14 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows:
“1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	14 of 38

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Re-election, appointment and ratification, if applicable, of Directors.
V.1	To re-elect Director Isidro Fainé Casas, as proprietary Director, appointing him for a new five-year term.
It is expressly stated for the record that Mr. Isidro Fainé Casas holds the position of Vice-Chairman of the Board of Directors of Abertis Infraestructuras, S.A.
V.2	To re-elect Director Vitalino Manuel Nafría Aznar, as proprietary Director, appointing him for a new five-year term.

V.3	To re-elect Director Julio Linares López, as executive Director, appointing him for a new five-year term.

V.4	To re-elect Director David Arculus, as independent Director, appointing him for a new five-year term.

V.5	To re-elect Director Carlos Colomer Casellas, as independent Director, appointing him for a new five-year term.

V.6	To re-elect Director Peter Erskine, as other external Director, appointing him for a new five-year term.

V.7	To re-elect Director Alfonso Ferrari Herrero, as independent Director, appointing him for a new five-year term.

V.8	To re-elect Director Antonio Massanell Lavilla, as proprietary Director, appointing him for a new five-year term.

V.9	To appoint as Director of the Company Mr. Chang Xiaobing, as propietary Director, for a five-year term.
It is expressly stated for the record that Mr. Chang Xiaobing holds the position of Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited.
And, if appropriate, the proposed resolution shall be submitted to the shareholders at the General Shareholders’ Meeting for ratification of Director appointments made on an interim basis to fill vacancies that the Board of Directors might approve from the call to the General Shareholders’ Meeting until the moment immediately prior to the Meeting being held.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	15 of 38

Telefónica, S.A.
Determination of the number of Directors
Following the above resolutions, to set at 18 the number of Directors making up the Company’s Board of Directors, within the minimum and maximum limits established by the By-Laws.
In any event, pursuant to the provisions of Article 24 of the By-Laws, it is stated for the record that the number of Directors will be determined to be the number at such time in accordance with the resolutions adopted under this item on the agenda, and which will be reported to the shareholders at the General Shareholders’ Meeting.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	16 of 38

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Authorization granted to the Board of Directors to increase the share capital pursuant to the terms and conditions of Section 297.1.b) of the Companies Act, over a maximum period of five years, delegating the power to exclude pre-emptive rights pursuant to Section 506 of the Companies Act.
To authorize the Board of Directors, as broadly as necessary under the law, in order that, under Section 297.1.b) of the Companies Act, it may increase the share capital on one or more occasions and at any time, within the term of five years as from the date of this General Shareholders’ Meeting, by up to the maximum amount of 2,281,998,242.50 euros, equal to one-half of the Company’s current capital. Capital increases pursuant to this authorization shall be made through the issuance and placement into circulation of new shares —with or without a premium— the consideration for which shall consist of cash contributions. For each increase, the Board of Directors shall determine whether the new shares to be issued are common, preferred, redeemable, non-voting or any other type permitted by Law. The Board of Directors may also determine, to the extent not otherwise provided, the terms and conditions applicable to the capital increases and the characteristics of the shares, expressly providing for the possibility of an incomplete subscription, as well as freely offer new unsubscribed shares during the period or periods for exercise of pre-emptive rights. The Board of Directors may also establish that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made and may amend the article of the By-Laws relating to capital and number of shares.
Likewise, with respect to capital increases made pursuant to this authorization, the Board of Directors is authorized to totally or partially exclude pre-emptive rights as permitted by Section 506 of the Companies Act.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	17 of 38

Telefónica, S.A.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the shares issued by the Company pursuant to this delegation of powers, and the Board of Directors is authorized to conduct all formalities and take all actions that may be necessary for admission to listing with the appropriate authorities of the various Spanish or foreign securities markets on which the shares of the Company are listed.
Under the provisions of Section 249.2 of the Companies Act, the Board of Directors is expressly authorized, in turn, to delegate the powers granted in this resolution.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	18 of 38

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Re-election of the Auditor for Fiscal Year 2011.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2011 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code (C.I.F.) B-78970506.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	19 of 38

Telefónica, S.A.
Proposal relating to Item VIII on the Agenda: Long-term incentive plan based on shares of Telefónica, S.A. Approval of a long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group (including Executive Directors).
To approve a long-term incentive Plan based on shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group (including Executive Directors) (Performance & Investment Plan — PIP, hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.-
Description of the Plan: For the purposes of aligning the interests of the Executive Team of the Telefónica Group with those of its shareholders, the Plan consists of delivering to the Participants (as defined below) a certain number of shares of Telefónica, S.A. in respect of variable compensation and according to the fulfillment of the objectives established for each one of the cycles into which the Plan will be divided.

2.-
Participants of the Plan: The Plan may be participated in by the members of the Executive Team of the Telefónica Group (including Executive Directors and members of the Executive Committee of Telefónica, S.A., and other Executive Personnel) who, while meeting the requirements established for the purpose from time to time, are invited to participate in the Plan (the “Participants”).

Currently, the group of potential Participants is made up of, approximately, 1,900 Executives of the Telefónica Group, notwithstanding the possibility of participation in the Plan, without modifying its terms and conditions, by new potential Participants who, due to promotion, incorporation into the Telefónica Group or other reasons, come to meet the requirements established for the purpose from time to time.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	20 of 38

Telefónica, S.A.
3.-
Term of the Plan: The Plan shall be for a total term of five years and shall be divided into three cycles lasting three years each (that is, with the delivery of the shares that apply in each cycle three years after its commencement), independent of each other. The first cycle shall commence on July 1, 2011 (with the delivery of the shares that apply on or after July 1, 2014) and the third cycle on July 1, 2013 (with the delivery of the shares that apply on or after July 1, 2016).

4.-
Maximum number of shares of Telefónica, S.A. included in the Plan: The total maximum number of shares of Telefónica, S.A. which, in the implementation of the Plan, shall be delivered to the Participants at the end of each cycle shall be that which results from dividing the maximum amount allocated to each cycle by the weighted average market price of the shares of Telefónica, S.A. in the thirty (30) stock market business days prior to July 1 of the first year of the cycle in question (hereinafter, the “Reference Value”). Exceptionally, the Reference Value for the purposes of the first cycle (which shall commence on July 1, 2011) shall be the weighted average market price of the shares of Telefónica, S.A. in the thirty (30) stock market business days prior to April 7, 2011.

The total maximum amount allocated to the Plan is set at the amount of €450,000,000.

The maximum amount allocated to each cycle of the Plan shall be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed, for the three cycles of the Plan as a whole, the aforementioned amount of €450,000,000. The amounts committed but in the end not effectively used in each cycle (due to non-fulfillment of objectives, resignations/terminations, etc.) shall be available for the following cycles.

In any case, the total number of shares to be delivered under the Plan to the Participants as a whole (including Executive Directors) at the end of each cycle may never exceed 0.3% of the capital stock of Telefónica, S.A. at the beginning of the cycle in question.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	21 of 38

Telefónica, S.A.
Among the Participants of the Plan are the current Executive Directors of Telefónica, S.A. who, if they fully meet the requirements and conditions established in the Plan, would be entitled to receive, at the end of the first cycle, the following number of shares (which represent the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement defined in section 5 below and of maximum achievement of the TSR objective): Mr. César Alierta Izuel: 390,496 shares; Mr. Julio Linares López: 234,298 shares; and Mr. José María Álvarez-Pallete López: 124,249 shares.
For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the maximum amounts that shall serve as the basis for, according to the relevant Reference Value, establishing the maximum number of shares that may be delivered, although, in no event, may such maximum amount exceed, for the two (2) remaining cycles of the Plan as a whole (i.e., excluding the first cycle referred to in the preceding paragraph), the amount of €37,000,000 (applicable to the case of maximum achievement of the TSR objective) for all of the Executive Directors that Telefónica, S.A. has from time to time.
The number of shares that in implementing the Plan are effectively delivered to each Executive Director at the end of each cycle, as well as the number of shares effectively delivered to the senior management personnel and other executive personnel shall be communicated in accordance with the legal provisions currently in force.
5.-
Requirements and conditions for the delivery of the shares: The specific number of shares of Telefónica, S.A. which, within the maximum amount established, shall be delivered to the Participants at the end of each cycle shall be conditional on, and determined according to, the total shareholder return (hereinafter, as defined below, the “TSR”) on the share of Telefónica, S.A. (from the Reference Value), during the period of duration of each cycle, in relation to the TSRs experienced by the companies comprising the Dow Jones Global Sector Titans Telecommunications Index which for the purposes of the Plan shall constitute the comparison group (the “Comparison Group”).

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	22 of 38

Telefónica, S.A.
The TSR shall be the metric for determining the generation of value at the Telefónica Group in the medium and long term, as it measures the return on investment for the shareholder, defined, for the purposes of the Plan and for each cycle, as the sum of the performance of the share of Telefónica, S.A. plus the dividends or other similar items received by the shareholder during the duration of the cycle in question.
For each cycle of the Plan, the companies comprising the aforementioned index as of July 1 of the first year of such cycle shall be taken into account, excluding those belonging to the Telefónica Group, with such companies being maintained without any variation for the entire duration of each cycle.
If the aforementioned index ceases to be published during the term of the Plan or suffers material modifications in its composition, the Board of Directors of Telefónica, S.A. shall proceed at all times to adopt the appropriate measures to continue with the preparation and establishment of the appropriate index, for the sole purposes of the Plan, on a basis that is uniform and equivalent to that constituting the essence of the Plan.
At the start of the relevant cycle, each Participant shall be allocated a theoretical number of shares. The Plan shall stipulate that the number of shares to be delivered will vary between 30% of the theoretical number of shares, where the TSR on the share of Telefónica, S.A. is, at least, the median of the Comparison Group, and 100% in the event that such performance is in the third quartile or above of the Comparison Group, such percentage being calculated by linear interpolation where it falls between the median and the third quartile. In addition, the Plan may envisage for some or all Participants that where the TSR on the share of Telefónica, S.A. exceeds the third quartile, the percentage of the delivery shall be higher than 100%, up to a maximum of 125% if the aforementioned TSR is in the ninth decile or above, such percentage being calculated by linear interpolation between the third and ninth decile.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	23 of 38

Telefónica, S.A.
The Plan may also envisage an additional condition that all or some of the Participants meet an objective of investment in, and holding of, Telefónica, S.A. shares (hereinafter, the “Co-Investment”), which shall be established for each one of the Participants to which applies, by the Board of Directors, following a report by the Nominating, Compensation and Corporate Governance Committee.
Moreover, notwithstanding any other conditions and requirements that may be established, in order for each one of the Participants to be entitled to receive the relevant shares, they must continue to be employees of the Telefónica Group on the delivery date of each cycle, notwithstanding any exceptions considered appropriate.
6.-
Date of delivery of the shares: The shares shall be delivered at the end of each cycle, that is, in 2014, 2015 and 2016, respectively, with the specific delivery date being determined by the Board of Directors or the person or body to which this power is delegated.

7.-
Telefónica Group: For the purposes of the provisions of the Plan, the Telefónica Group shall mean the group of companies whose parent company is Telefónica, S.A. within the meaning of Article 42 of the Commercial Code.

8.-
Origin of the shares to be delivered: The shares to be delivered to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) treasury shares of Telefónica, S.A. that have been acquired or are acquired by Telefónica, S.A. itself or any company in its group; or (b) newly issued shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	24 of 38

Telefónica, S.A.
To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:
(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.

(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, with the authority to approve and publish operating rules for the Plan, including, by way of example and without limitation, the terms and conditions of the Co-Investment agreements with the Participants and the possibility of establishing cases of early settlement of the Plan.

(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan and providing for and executing the total or partial settlement of the Plan in cash.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	25 of 38

Telefónica, S.A.
(d)
To decide not to execute or to render fully or partially void the Plan or any of its cycles, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the shares and/or their subsequent delivery to the Participants within the context of the Plan.

(h)	To draft and publish such notices as may be necessary or advisable.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	26 of 38

Telefónica, S.A.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.

(j)
To adapt the contents of the Plan to the corporate transactions and circumstances that may arise during its term, relating to both Telefónica, S.A. and the companies forming part of the reference group from time to time, on the terms and conditions deemed necessary or appropriate from time to time to maintain the purpose of the Plan.

(k)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	27 of 38

Telefónica, S.A.
Proposal relating to Item IX on the agenda: Restricted Share Plan of Telefónica, S.A. Approval of a long-term incentive restricted Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Employees and Executive Personnel and linked to their continued employment in the Telefónica Group.
To approve a restricted Plan based on shares of Telefónica, S.A. as long-term incentive aimed at Employees and Executive Personnel of the Telefónica Group (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.
Description of the Plan: The Plan consists of delivering to the participants chosen for such purpose, subject to fulfillment of the necessary requirements established therein, of a certain number of shares of Telefónica, S.A. in respect of variable compensation and linked to their continued employment in the Telefónica Group.

2.
Participants of the Plan: The Plan shall be aimed at Employees and Executive Personnel of the Telefónica Group (excluding the Executive Directors and members of the Executive Committee of Telefónica S.A.) who meet, from time to time, the suitability requirements which, for such purpose, are established by the Board of Directors de Telefónica, S.A., and who are expressly invited to participate in the Plan (the “Participants”). In addition, the status of Participant of the Plan may be acquired by employees of companies that join the Telefónica Group in the future, and who come to meet the aforementioned requirements.

3.	Duration of the Plan: The Telefónica Group may make initial allocations of shares under this Plan until December 31, 2015.

4.	Maximum amount allocated to the Plan: The total maximum amount allocated to the Plan is set at the amount of €50,000,000.

5.
Requirements and conditions for the delivery of shares: The effective delivery of the shares that apply to each Participant at the end of the Plan, notwithstanding any other conditions and requirements that may be established, shall be conditional on the continuation of the Participant as an employee of the Telefónica Group on the delivery date.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	28 of 38

Telefónica, S.A.
The delivery of the shares may be conditional on a minimum continued employment of one year and a maximum of five years at the Telefónica Group.
6.
Telefónica Group: For the purposes of this Plan, the Telefónica Group shall mean the companies comprising such group, in accordance with the provisions of Article 4 of Securities Market Law 24/1988, of July 28, 1988.

7.
Origin of the shares: The shares of Telefónica, S.A. to be delivered to the Participants may be (a) treasury shares of Telefónica, S.A., which have been acquired or are acquired, both by Telefónica, S.A. itself and by any companies in its Group, subject to fulfillment of the legal requirements established for the purpose; or (b) newly issued shares, originating from capital increases carried out for such purpose from time to time.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:
(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	29 of 38

Telefónica, S.A.
(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, including, by way of example and without limitation, the possibility of establishing cases of early settlement of the Plan.

(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan and providing for and executing the total or partial settlement of the Plan in cash.

(d)
To decide not to execute or to render void the Plan, at any time prior to the date of commencement of same, as well as to exclude certain groups of potential participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery of the shares of Telefónica, S.A.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	30 of 38

Telefónica, S.A.
(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain participants or to certain companies of the Telefónica Group.

(h)	To draft and publish such notices as may be necessary or advisable.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.
(j)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	31 of 38

Telefónica, S.A.
Proposal relating to Item X on the Agenda: Global incentive share purchase Plan of Telefónica, S.A. Approval of an incentive share purchase Global Plan for the Employees of the Telefónica Group.
To approve an incentive share purchase Global Plan (hereinafter, the “Plan”), aimed at Employees, including Executive Personnel, as well as Executive Directors of the Telefónica Group, in accordance with the following basic terms and conditions:
1.
Description of the Plan: For the purposes of aligning the interests of the employees of the Telefónica Group with those of its shareholders, the Plan is aimed at offering to Employees, including Executive Personnel, and to Executive Directors of the Telefónica Group the possibility of acquiring shares of Telefónica, S.A. with the commitment from the latter to deliver free of charge to the recipients who sign up for the Plan a certain number of additional shares in Telefónica, S.A., provided that certain requirements are met.

2.
Recipients of the Plan: The recipients of the Plan shall be the Employees (including the Senior Managers and other Executive Personnel) and the Executive Directors of the Telefónica Group who fulfill, from time to time, the seniority and other suitability requirements established for such purpose by Telefónica, S.A. to sign up for the Plan. The recipients who sign up for the Plan by fulfilling the formalities and requirements established from time to time for such purpose shall be referred to hereinafter as the “Participants”.

3.
Term of the Plan: The Plan shall be for a minimum term of two years and a maximum of four years as from its implementation, an implementation which must be take place within a maximum period of eighteen months from the date of this resolution.

The Plan will have a period for acquiring the shares (the “Purchase Period”) with a term of one year and a period for holding the shares (the “Holding Period”) with a term of, at least, one year from the end of the Purchase Period.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	32 of 38

Telefónica, S.A.
4.
Acquisition procedure: The Participants will have the possibility of acquiring the shares of Telefónica, S.A. at their market value through an investment agreement (the “Investment Agreement”) whereby the Participants will determine the part of their remuneration that they wish to allocate for such purpose during the Purchase Period.

The specific amount that may be allocated to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) by each Participant will be determined by the Board of Directors once the total amount that the Participants as a whole wish to allocate to the acquisition of shares is known. In no case may the amount exceed €1,500 per Participant, and the Board of Directors may determine a lower amount.
5.
Free-of-charge delivery of additional shares: The Participants will be entitled to the delivery free of charge of additional shares of Telefónica, S.A. (the “Additional Shares”) at the end of the Holding Period according to the number of shares acquired under the Plan and provided that the Acquired Shares are held to the end of such period. If all or part of the Acquired Shares are sold before the end of the Holding Period, the Participant will forfeit the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares sold.

In addition, the Board of Directors may resolve to recognize to the Participants the right to receive the amount of the economic rights derived from the Additional Shares, or an equivalent remuneration, as from the purchase of the Acquired Shares.
The Board of Directors will determine, at the beginning of the Purchase Period, the proportion of Additional Shares to be delivered at the end of the Holding Period for each one of the Acquired Shares. However, as a maximum, a Participant will receive one Additional Share for each Acquired Share.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	33 of 38

Telefónica, S.A.
For the Additional Shares to be delivered free of charge, the following requirements in particular must be met: (i) the Participant must remain in the Telefónica Group through to the end of the Holding Period, and (ii) the corresponding Acquired Shares must be held to the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions to same as it sees fit.
6.
Maximum number of Additional Shares to be delivered free of charge: The maximum number of Additional Shares to be delivered free of charge to the Participants under the Plan will be the result of dividing the amount allocated to the Plan by the price at which the shares acquired pursuant to the various Investment Agreements during the Holding Period have been purchased.

The amount allocated to the Plan will be determined by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and will not exceed the amount of €65,000,000.
In any event, the total amount of Additional Shares for the entire Plan may never exceed 0.2% of the capital stock of Telefónica, S.A. on the date of approval of this resolution.
Of the total amount of Additional Shares under the Plan, the maximum number to be delivered to the executive Directors of Telefónica, S.A. will be 1,000 shares of Telefónica, S.A. with a par value of one euro.
7.
Origin of the Additional Shares to be delivered free of charge: The Additional Shares to be delivered free of charge to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) shares of Telefónica, S.A. held as treasury stock that have been acquired or that Telefónica, S.A. itself or any company in its group has acquired; or (b) newly issued shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	34 of 38

Telefónica, S.A.
To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:
(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.
(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, including, by way of example and without limitation, the terms and conditions of the Investment Agreements, the possibility of establishing cases of early settlement of the Plan as well as establishing, inter alia, the dates of acquisition of the shares during the Purchase Period, the term of the Holding Period and the date of delivery of the Additional Shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	35 of 38

Telefónica, S.A.
(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan, providing for and executing the total or partial settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participants, adapting the period for delivering the Additional Shares as well as establishing the procedure for paying the remuneration equivalent to the economic rights of the Additional Shares.

(d)
To decide not to execute or to render void the Plan, at any time prior to the date of commencement of the Purchase Period, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	36 of 38

Telefónica, S.A.
(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the Additional Shares and/or their subsequent delivery to the Participants within the context of the Plan.

(h)	To draft and publish such notices as may be necessary or advisable.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.
(j)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	37 of 38

Telefónica, S.A.
Proposal regarding Item XI on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, jointly and severally, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents designed to interpret, clarify, further develop, supplement, correct errors and cure defects) for their more accurate implementation and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	38 of 38

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 18th, 2011	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors